WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

January 27, 2010

Mr. Phil Rothenberger
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	Prime Estates & Developments, Inc.
Registration Statement on Form S-11

Dear Mr. Turk:

We have filed on EDGAR the above Amendment No. 3 to Form S-1 on FORM S-11.

Set forth below are our responses to comments on your letter of December 30, 2009.

Comment 1

We have revised the disclosure in response to this comment.  Development projects are not related to equity participation or discount purchases.  The revised disclosure so reflects.

Comment 2

We have revised to indicate no experience.

Comment 3

Mitigating language removed.

Comment 4

Disclosure concerning offering expenses revised per comment.

Comment 5

Disclosure revised to eliminate references to potential amounts raised.  The Company believes that obtaining a ticker symbol will facilitate fundraising as the company will be an SEC reporting company, giving potential investors access to publicly filed information, and the existence of a potential trading market may facilitate potential investor liquidity.

Comment 6

Disclosure revised per comment.  As references to profit have been eliminated, disclosure concerning property sales and profits has not been included.

Comment 7

Disclosure revised per comment.

Comment 8

General and administrative expenses are comprised of accounting fees, legal fees, audit fees, and stock based compensation. No organizational or offering costs have been paid by the Company or on the Company’s behalf as of October 31, 2009.

Comment 9

Company policy requires us to impute interest at 5 3/4% above the average 3-month rate for certificates of deposits as published by the Federal Reserve Statistical Releases published on line at http://www.federalreserve.gov/releases/h15/20091026/.  Since this rate for the week ending October 31, 2009 was approximately ¼%, we applied 6% to the non-interest-bearing loan from our affiliate.

Thank you for your consideration.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.